Exhibit (e)(3)

INFORMAX, INC.

INCENTIVE BONUS PLAN

     THIS INCENTIVE BONUS PLAN (this “Plan”) is hereby established by InforMax, Inc., a Delaware corporation (the “Company”) in order to provide incentives for eligible key employees of the Company in connection with a “Change of Control” transaction (as defined below).

     WHEREAS, the Company desires to adopt this Plan in order to provide incentives to certain employees to remain with the Company in the form of payments in connection with effecting a Change of Control transaction.

     WHEREAS, the Plan has been authorized, approved and adopted by the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”).

1.   EFFECTIVENESS OF PLAN

     At a special meeting duly called, the Compensation Committee adopted this Plan effective as of September 25, 2002.

2.   ELIGIBLE EMPLOYEES

     Certain employees of the Company as selected by the Compensation Committee shall be eligible for bonuses under this Plan (each, an “Eligible Employee”). Initially the Eligible Employees are identified on Annex B hereto.

3.   ENTITLEMENT TO BONUS

     (a)  Subject to Section 6, an Eligible Employee shall become entitled to a bonus under this Plan if he is employed by the Company on the closing date (as such term shall be defined in the definitive transaction documents) of a Change of Control (as defined below).

     (b)  A “Change of Control” shall be deemed to have occurred if:

(i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), becomes, after the date hereof, the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company’s then outstanding securities;

(ii) the Company, or a subsidiary of the Company, consummates a merger or consolidation with or into another corporation, as a result of which the stockholders of the Company at the time of the execution of the agreement to merge or consolidate own less than fifty percent (50%) of the total equity of the Company or the corporation surviving or resulting from the merger or consolidation or of a corporation owning, directly or indirectly, one hundred percent (100%) of the total equity of such surviving or resulting corporation;

(iii) a sale for value occurs in one or a series of transactions of all or substantially all of the assets of the Company; or

(iv) there is a Change of Control of the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act other than in circumstances specifically covered by clauses (i) — (iii) above.

4.   AMOUNT OF BONUS

     (a)  The aggregate amount to be funded for bonuses payable under the Plan shall be determined, as set forth on Annex A to this Agreement, based upon the “Company’s Implied Valuation” in connection with a Change of Control transaction. The “Company’s Implied Valuation” shall mean the total implied equity value of the Company on a fully diluted equity basis, inclusive of options and warrants, calculated using the treasury stock method, as such is determined by the Compensation Committee in good faith, and derived, to the extent applicable, from: (i) the aggregate cash consideration received by the Company and/or its stockholders in such Change of Control transaction (net of all adjustments in connection with such Change of Control transaction), (ii) the aggregate value of such securities of the acquiring person that are listed on a national stock exchange or included for quotation on an interdealer quotation system received by the Company and/or its stockholders in such Change of Control transaction (net of all adjustments in connection with such Change of Control transaction) based upon the average closing price of such security for the five (5) day period prior to the closing date (as such term shall be defined in the definitive transactional documents) of such Change of Control transaction, (iii) the aggregate value of such other securities, assets or consideration, determined in good faith by the Compensation Committee, received by the Company and/or its stockholders in such Change of Control transaction (net of all adjustments in connection with such Change of Control transaction), or (iv) any other factor the Compensation Committee determines to be relevant, including, but not limited to, any exchange ratio utilized in such Change of Control transaction and the relative ownership position of the stockholders of the Company immediately prior to the Change of Control transaction in the acquiring person or the surviving corporation, as the case may be, immediately following such Change of Control transaction.

     (b)  The aggregate bonuses shall be initially allocated among the Eligible Employees in the percentages set forth on Annex B hereto. The Compensation Committee may reevaluate each Eligible Employee’s allocation and may adjust the allocations based on the Eligible Employee’s responsibilities and contributions to the business of the Company. Subsequent allocations to one or more Eligible Employees may reduce the amount of prior allocations to any Eligible Employee.

5.   TIMING AND FORM OF PAYMENT

     (a)  Subject to the provisions of Section 5 of this Plan, all bonuses payable to Eligible Employees under the Plan shall be paid in cash and shall be paid not later than five (5) business days following the closing date (as such term shall be defined in the definitive transactional documents) of such Change of Control transaction, unless the Compensation Committee determines in its sole discretion that a longer period is required in which case payment will be made as soon as reasonably practicable.

     (b)  Notwithstanding any other provision of this Plan or of any other agreement, contract, or understanding heretofore or hereafter entered into by the Eligible Employee and the Company, except an agreement, contract, or understanding hereafter entered into that expressly modifies or excludes application of this Section 5(b) (the “Other Agreements”), and notwithstanding any formal or informal plan or other arrangement heretofore or hereafter adopted by the Company for the direct or indirect compensation of the Eligible Employee (a “Benefit Arrangement”), if the Eligible Employee is a “disqualified individual,” as defined in Section 280G(c) of the Code, any right to receive any payment under this Plan shall not be payable (i) to the extent that such payment, taking into account all other rights, payments, or benefits to or for the Eligible Employee under all Other Agreements and all Benefit Arrangements, would cause any payment to the Eligible Employee under this Plan to be considered a “parachute payment” within the meaning of Section 280G(b)(2) of the Code as then in effect (a “Parachute Payment”) and (ii) if, as a result of receiving a Parachute Payment, the aggregate after-tax amounts received by the Eligible Employee from the Company under the Plan, all Other Agreements, and all Benefit Arrangements would be less than the maximum after-tax amount that could be received by he Eligible Employee without causing any such payment or benefit to be considered a Parachute Payment. In the event that the receipt of any such payment under this Plan, in conjunction with all other rights, payments, or benefits to or for the Eligible Employee under the Plan, any Other Agreement or any Benefit Arrangement would cause the Eligible Employee to be considered to have received a Parachute Payment under this Agreement that would have the effect of decreasing the after-tax amount received by the Eligible Employee as described in clause (ii) of the preceding sentence, then the Eligible Employee shall have the right, in the Eligible Employee’s sole discretion, to designate those payments under this Plan, any Other Agreements, and any Benefit Arrangements that should be reduced or eliminated so as to avoid having the payment or benefit to the Eligible Employee under this Plan be deemed to be a Parachute Payment.

6.   ADMINISTRATION OF PLAN

     The Compensation Committee shall in its sole discretion determine the identities of the Eligible Employees, the allocations to Eligible Employees and the rights of an Eligible Employee to a bonus under this Plan, shall have the authority to modify any Eligible Employee’s rights to any bonus under this Plan, as provided in Section 4(b) of the Plan and shall otherwise administer the Plan in its sole discretion. The Compensation Committee may, in its sole discretion, allocate less than 100% of the aggregate bonus amount that is determined pursuant to

Section 4. Any amount of the aggregate bonus amount that is not allocated or that is allocated to an Eligible Employee whose bonus is forfeited shall not be reallocated to other Eligible Employees. Any determination of the Compensation Committee under this Plan shall be final, conclusive and binding on all parties.

7.   SUCCESSOR TO THE COMPANY

     This Plan shall be binding upon any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, and the Company shall require any such successor to expressly assume and agree to perform under this Plan. As used in this Plan, all references to the term “Company” shall include a reference to any such successor.

8.   NO RIGHTS TO CONTINUED EMPLOYMENT

     This Plan shall not be construed to give an Eligible Employee a right of continued employment with, or the right to be retained in the employ of, the Company or any successor of the Company before or after a Change of Control transaction.

9.   TAXES

     To the extent required by law, the Company shall withhold any Federal, state or local taxes from payments made under this Plan, including, but not limited to, social security (FICA) taxes. As a condition to receipt of a bonus under this Plan, an Eligible Employee shall make arrangements with the Company, to the extent necessary, to satisfy any such withholding obligation.

10.   AMENDMENT AND TERMINATION

     At any time prior to the closing date (as such term shall be defined in the definitive transaction documents) of a Change of Control transaction, the Compensation Committee shall be entitled to amend this Plan including amendments to the amount, allocation and timing of any payments under the Plan, all as determined by the Compensation Committee in good faith in its sole discretion.

     This Plan may be terminated by action of the Compensation Committee at any time. In the event that a definitive agreement for a Change of Control transaction has not been executed and delivered by the Company prior to December 31, 2002, this Plan shall automatically terminate on December 31, 2002. If a definitive agreement for a Change of Control transaction has been executed and delivered by the Company prior to December 31, 2002, this Plan shall terminate upon the earlier of (i) completion of the payment of all bonuses that become payable hereunder with respect to a Change of Control transaction or (ii) the termination of the Plan by action of the Compensation Committee.

11.   RELEASE

     The Company’s obligation to make any payment to an Eligible Employee pursuant to this Plan shall be contingent on the Eligible Employee executing and delivering to the Company a general release of claims in such form as prepared by the Company in its reasonable discretion.

12.   MISCELLANEOUS

     (a)  If any provision of this Plan shall be determined to be void by any court of competent jurisdiction, then such determination shall not affect any other provision of this Plan, all of which shall remain in full force and effect.

     (b)  This Plan shall be construed and enforced in accordance with the laws of the State of Maryland without regard to the choice of law provisions thereof.

     (c) Whenever the context may require, any pronouns used in this Plan shall include the corresponding masculine, feminine or neuter forms, and the singular forms of nouns and pronouns shall include the plural, and vice versa.

     IN WITNESS WHEREOF, the Company has executed this Plan through its duly authorized officer.

INFORMAX, INC.

By: /S/ Andrew P. Whiteley

Name: Andrew P. Whiteley

Title: Chairman, Chief Executive Officer and President

Annex A

Determination of aggregate Plan amount to be funded:

(i)  Subject to paragraphs (ii) through (vii) of this Annex A and the terms and conditions of the Plan, upon a Change of Control in which the Company’s Implied Valuation is greater than $21,000,000 (the “Base Implied Valuation”) but less than the Tier One Implied Valuation (as defined below), the a aggregate Plan amount funded shall equal three and one-half percent (3.50%) of the Company’s Implied Valuation (the “Base Plan Amount”);

(ii)  Upon a Change of Control in which the Company’s Implied Valuation is equal to or greater than the Base Implied Valuation plus $3,000,000 (the “Tier One Implied Valuation”) but less than the Tier Two Implied Valuation (as defined below), the aggregate Plan amount funded shall equal the sum of the Base Plan Amount and three and three-quarter percent (3.75%) of the Company’s Implied Valuation in excess of the Tier One Implied Valuation (together, the “Tier One Plan Amount”);

(iii)  Upon a Change of Control in which the Company’s Implied Valuation is equal to or greater than the Tier One Implied Valuation plus $4,000,000 (the “Tier Two Implied Valuation”) but less than the Tier Three Implied Valuation (as defined below), the a aggregate Plan amount funded shall equal the sum of the Tier One Plan Amount and four percent (4.00%) of the Company’s Implied Valuation in excess of the Tier Two Implied Valuation (together, the “Tier Two Plan Amount”);

(iv)  Upon a Change of Control in which the Company’s Implied Valuation is equal to or greater than the Tier Two Implied Valuation plus $14,000,000 (the “Tier Three Implied Valuation”) but less than the Tier Four Implied Valuation (as defined below), the a aggregate Plan amount funded shall equal the sum of the Tier Two Plan Amount and four percent (4.0%) of the Company’s Implied Valuation in excess of the Tier Three Implied Valuation (together, the “Tier Three Plan Amount”);

(v)  Upon a Change of Control in which the Company’s Implied Valuation is equal to or greater than the Tier Three Implied Valuation plus $7,000,000 (the “Tier Four Implied Valuation”) but less than the Tier Five Implied Valuation (as defined below), the a aggregate Plan amount funded shall equal the sum of the Tier Three Plan Amount and three percent (3.0%) of the Company’s Implied Valuation in excess of the Tier Four Implied Valuation (together, the “Tier Four Plan Amount”);

(vi)  Upon a Change of Control in which the Company’s Implied Valuation is equal to or greater than the Tier Four Implied Valuation plus $7,000,000 (the “Tier Five Implied Valuation”), the a aggregate Plan amount funded shall equal the sum of the Tier Four Plan Amount and two percent (2.0%) of the Company’s Implied Valuation in excess of the Tier Five Implied Valuation; and

(vii)  Notwithstanding the foregoing and anything in this Plan to the contrary, in no event shall the aggregate Plan amount funded for bonuses payable hereunder exceed $2,000,000.

Annex B

Initial Eligible Employee Andrew P. Whiteley John M. Green Stephen E. Lincoln Janet Lynch Lambert	Initial Plan Amount Allocation 37.5% of Plan amount funded 25.0% of Plan amount funded 25.0% of Plan amount funded 12.5% of Plan amount funded